Exhibit 99.1

THERATECHNOLOGIES ANNOUNCES VOLUNTARY FILING OF FORM 15 TO

SUSPEND SEC REPORTING OBLIGATIONS

Montreal, Canada – February 3, 2015 – Theratechnologies Inc. (TSX: TH) today announced that it has filed a Form 15 with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) to suspend its reporting obligations under Section 15(d) of the Exchange Act.

The Company expects that the termination of its duty to file reports will become effective 90 days after the filing of this Form 15 with the SEC. However, as a result of the filing of this Form 15 with the SEC, Theratechnologies’ reporting obligations with the SEC, including its obligation to file annual reports on Form 20-F and reports on Form 6-K, will immediately be suspended. The Company is eligible to file a Form 15 to suspend and ultimately terminate its reporting obligations because it has less than 300 record holders of its common shares.

The Company’s Board of Directors considered many factors in making this decision, including its delisting from the NASDAQ market in February 2013, the cost associated with preparing and filing periodic reports with the SEC, the fact that the common shares currently trade on the Toronto Stock Exchange, the reporting obligations of the Company in Canada and the availability of its Canadian disclosure document filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Theratechnologies will continue to file its periodic reports under Canadian securities regulation with the applicable Canadian securities regulators. All of the Company’s filings can be found under the Company’s profile on SEDAR.

Theratechnologies’ common shares will continue trading on the Toronto Stock Exchange (TSX : TH).

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs in metabolic disorders to promote healthy aging and improved quality of life. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Forward-Looking Information

This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain such words as “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions. This forward-looking information includes, but is not limited to, information relating to the effectiveness of the suspension to make periodic filings with the SEC.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include, but are not limited to, the fact that the SEC will not object to the filing of the Form 15. These risks and uncertainties include, but are not limited to, the risk that the SEC refuses the Company’s filing of the Form 15 resulting in the Company having to resume its periodic filings with the SEC.

Risks about the Company are available in our Annual Report on Form 20-F dated February 27, 2014. We refer potential investors to the “Risk Factors” section of this Annual Report on Form 20-F dated February 27, 2014 available at www.sedar.com, www.sec.gov and www.theratech.com. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements.

Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:

Luc Tanguay

President and Chief executive Officer

514-336-4804 (ext.204)

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